Exhibit 99.5

Information for Shareholders

Information for Shareholders

DIRECTORS & EXECUTIVE OFFICERS
Name / position	Residence	Start date	Committees
			AU	HR	NC
Ashoka Achuthan CFO	Chicago, Illinois	Nov 2013
Andrea Alghisi COO, Automotive	Tortona, Italy	June 2016
Jim Arthurs EVP	North Vancouver, British Columbia	Jan 2014
Michele J. Buchignani Director	Vancouver, British Columbia	Mar 2018	•
Brenda J. Eprile Chair & Director	Toronto, Ontario	Oct 2013	•	•
Nancy S. Gougarty CEO and Director	Leesville, South Carolina	Feb 2013
Daniel M. Hancock Director	Indianapolis, Indiana	Jul 2017		•	•
Anthony Harris Director	Alameda, California	Jun 2016	•		•
Colin Johnston Director	Turin, Italy	Jun 2016	•	•
Scott Mackie Director	Milford, Michigan	Sep 2016	•		•
Wade Nesmith Director	Vancouver, British Columbia	Jun 2017	•		•
Rodney T. Nunn Director	Chatham, Ontario	Mar 2016		•	•
Thomas G. Rippon CTO & EVP	White Rock, British Columbia	Sep 2013
Peter M. Yu Director	New York City, New York	Jan 2016

Committees are as follows: AU = Audit; HR = Human Resources & Compensation; NC = Nominating & Corporate Governance

Corporate Information

STOCK LISTINGS
NASDAQ	WPRT
Toronto Stock Exchange	WPRT

Westport Fuel Systems Shareholder Services

Shareholders with questions about their account—including change of address, lost stock certificates, or receipt of multiple mail-outs and other related inquiries—should contact our Transfer Agent and Registrar:

Computershare Trust Company of Canada

510 Burrard Street, 2nd Floor, Vancouver, BC, Canada V6C 3B9 T 604-661-9400 F 604-661-9401

Legal Counsel

Bennett Jones LLP, Calgary, Alberta, Canada

Auditors

KPMG LLP, Independent Registered Public Accounting Firm, Vancouver, British Columbia, Canada

Annual Meeting Of Shareholders

WHEN: Monday, May 7, 2018 at 10:00 AM (Eastern)

WHERE: 3400 One First Canadian Place, Toronto, ON

Westport Fuel Systems on the Net

Topics featured can be found on our websites:

WESTPORT FUEL SYSTEMS	wfsinc.com
FUEL FOR THOUGHT (blog)	blog.westport.com
YOUTUBE	youtube.com/westportdotcom
TWITTER	twitter.com/westportdotcom
CUMMINS WESTPORT	cumminswestport.com

The information on these websites is not incorporated by reference into this Annual Report. Financial results, Annual Information Form, news, services, and other activities can also be found on the Westport Fuel Systems website, on SEDAR at sedar.com, or at the SEC at www.sec.gov. Shareholders and other interested parties can also sign up to receive news updates in a variety of formats including email, Twitter, and RSS feeds: westport.com/contact/subscriptions

Contact Information

1750 W 75th Avenue, Suite 101 Vancouver, BC, Canada V6P 6G2 T 604-718-2000 F 604-718-2001 invest@wfsinc.com

WESTPORT FUEL SYSTEMS INC. 2017 ANNUAL REPORT | 1

Forward-Looking Statements

Certain statements contained in this Annual Report constitute "forward-looking statements". When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", "project" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. In particular, this Annual Report contains forward-looking statements pertaining to the following:

•	Our efforts to capture operating efficiencies and reduce our expenses and the results of such efforts in the future;

•	The broadening of our product offerings as Westport Fuel Systems implements its strategic plan;

•	Future asset sales and right-sizing of Westport Fuel Systems cost structure and the results of such activities; and

•	The timing and effect of the launch of Westport HPDI 2.0TM commercial components with OEM launch partners.

Such statements reflect management's current views with respect to future events and are subject to certain risks and uncertainties and are based upon a number of factors and assumptions. Actual results may differ materially from those expressed in the foregoing forward-looking statements due to a number of uncertainties and risks, including the risks described in Westport Fuel Systems Annual Information Form and in the documents incorporated by reference into this Annual Report and other unforeseen risks. Such risks, uncertainties, factors and assumptions include, without limitation:

•	market acceptance of our products;

•	product development delays and delays in contractual commitments;

•	changing environmental regulations;

•	the ability to attract and retain business partners;

•	the success of our business partners and OEMs with whom we partner;

•	future levels of government funding and incentives;

•	limitations in our ability to successfully integrate acquired businesses;

•	the ability to provide the capital required for research, product development, operations and marketing; and

•	risks related to the merger with Fuel Systems Solutions Inc., including, but not limited to: failure to realize the anticipated benefits of the merger with Fuel Systems and to successfully integrate the two companies.

You should not rely on any forward-looking statements. Any forward-looking statement is made only as of the date of this Annual Report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law. The forward-looking statements in this Annual Report are expressly qualified by this cautionary statement.

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